John J. Gallagher III
Executive Vice President
and Chief Financial Officer
Celanese Corporation
1601 W. LBJ Freeway
Dallas, TX 75234
Phone: 972 443 4540
john.gallagher@celanese.com
April 10, 2007
Via EDGAR – Correspondence File
Mr. Rufus Decker
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549-7010
     Re:      Celanese Corporation Form 10-K for the year ended December 31, 2006 File No. 1-32410
Dear Mr. Decker:
We have reviewed the comment in your letter dated March 27, 2007. Our response is as follows:
CELANESE CORPORATION
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006
Consolidated Statements of Stockholder’s Equity, page F-6
1.	You included the net impact on accumulated other comprehensive income (loss) resulting from the adoption of SFAS 158 in your comprehensive income for 2006. While this amount is included in the reconciliation of accumulated other comprehensive income (loss) from December 31, 2005 to December 31, 2006, it is typically excluded from 2006 comprehensive income (loss) as shown in paragraph A7 of Appendix A of SFAS 158. Please revise your financial statements accordingly or explain to us how your treatment complies with SFAS 158.

Response:

After considering the Staff’s comment, we agree that the impact on accumulated other comprehensive income resulting from the adoption of Statement of Financial Accounting Standards (“FAS”) No. 158 should have been excluded from the presentation of comprehensive income for 2006. However, we also believe that the details of the adoption of FAS No. 158 on page F-38 of our 2006 Annual Report on Form 10-K, when

April 10, 2007

read in conjunction with the consolidated statements of shareholders’ equity, provide information sufficient for the reader to distinguish between the net impact of the adoption and current period comprehensive income. The disclosures on page F-38 detail the impact to other comprehensive income of the adoption of FAS No. 158.
We will separate the adoption impact of FAS No. 158 within the consolidated statement of shareholders’ equity the next time we file the 2006 financial statements. Furthermore, we will make full disclosure of this matter in our Form 10-Q for the quarter ended March 31, 2007.
The Form 10-Q will include the following explanatory note above the presentation of our unaudited financial statements for the quarter ended March 31, 2007:
Explanatory Note
The consolidated statement of shareholders’ equity of Celanese Corporation (the “Company”) for the year ended December 31, 2006 included an incorrect presentation of the adoption impact of Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans an amendment of FASB Statements No. 87, 88, 106, and 132(R). That presentation included the $132 million charge for the impact of adoption as a component of current-period comprehensive income, rather than displaying the adoption impact as a separate component of accumulated other comprehensive income.
This Form 10-Q includes a revised consolidated statement of shareholders’ equity for the year ended December 31, 2006. The revisions include presentation of the $132 million adoption impact as a separate component of accumulated other comprehensive income, and a corresponding increase to 2006 comprehensive income. The revision does not change net income, total accumulated other comprehensive income, or cash flows.
The Form 10-Q will also include the following revised consolidated statement of shareholders’ equity for the year ended December 31, 2006:

April 10, 2007

CELANESE CORPORATION AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

							Accumulated
							Other
	Preferred Stock		Common Stock		Additional		Comprehensive	Total
	Number of		Number of		Paid-In	Retained	Income (Loss),	Shareholders’
	Shares	Amount	Shares	Amount	Capital	Earnings	Net	Equity
	(In $ millions, except share amounts)
Balance at December 31, 2005	9,600,000	—	158,562,161	—	337	24	(126)	235
Issuance of Series A shares related to stock option exercises	—	—	106,505	—	2	—	—	2
Comprehensive income (loss), net of tax:
Net earnings	—	—	—	—	—	406	—	406
Other comprehensive income (loss):
Unrealized gain on securities	—	—	—	—	—	—	13	13
Unrealized gain on derivative contracts	—	—	—	—	—	—	2	2
Pension and postretirement benefits (revised)	—	—	—	—	—	—	269	269
Foreign currency translation	—	—	—	—	—	—	5	5

Other comprehensive income (revised)	—	—	—	—	—	—	289	289

Comprehensive income	—	—	—	—	—	—	—	695
Adjustment to initially apply FASB Statement No. 158, net of tax (revised)	—	—	—	—	—	—	(132)	(132)
Indemnification of demerger liability	—	—	—	—	3	—	—	3
Common stock dividends	—	—	—	—	—	(26)	—	(26)
Preferred stock dividends	—	—	—	—	—	(10)	—	(10)
Stock-based compensation	—	—	—	—	20	—	—	20

Balance at December 31, 2006	9,600,000	—	158,668,666	—	362	394	31	787

*     *     *     *

April 10, 2007

In connection with this response, we confirm the following:
•	Celanese Corporation is responsible for the adequacy and accuracy of the disclosure in its filings;

•	We understand Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	Celanese Corporation may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We believe our response adequately addresses your concern. Please feel free to contact me with any additional questions or comments you may have.
Best regards,
John J. Gallagher III
Executive Vice President and Chief Financial Officer